Historical Background for the Loans

In 2011, the Argentine economy grew by approximately 8.4%, which led to an increased demand in electricity, which increased by 4.3% compared to 2010. In the context of a regulated tariff schedule (frozen since 2008) and high inflation (9.5% in 2011 and 10% in 2012), the increase in costs resulting from increased demand negatively affected our working capital and liquidity levels.

Our concession agreement requires that our tariffs be adjusted to reflect the increases in operating costs required to maintain adequate service levels and quality standards. However, despite a significant increase in costs during 2011 and 2012, we were not granted any tariff increase.

As a result, in the year ended December 31, 2011, we recorded a significant decrease in our operating income and net income, and in the year ended December 31, 2012, we recorded an operating loss. Among other adverse consequences, the situation led us to suspend payments to CAMMESA (the administrator of the wholesale electricity market) in October 2012 (only to be resumed in 2015), so that we could apply all available cash flows to maintain adequate service levels and quality.

To address the need for investment in the electricity sector, the Argentine Electricity Agency (the “ENRE”) issued Resolution No. 347/12 in November 2012, which mandated that distributors such as us apply an additional charge to customers (which continues to date), which proceeds must be used exclusively for capital expenditures necessary to maintain and expand the electricity distribution system.

The proceeds derived from such charges had to be deposited by us each month into a special trust account ultimately administered by the ENRE (namely, the “Fund for the Consolidation and Expansion Works of Electricity Distribution” or the “FOCEDE”) until January, 2016, and thereafter, into a special bank account with an entity authorized by the Central Bank. Although the amounts derived from these charges initially provided effective relief in the context of increased investment requirements during the 2011-2012 period, the Argentine peso’s devaluation and a high inflation over time undermined the significance of such funds to our operational needs.

1.      Mandatory Salary Increases.

Approximately 80% of our operating costs consist of salary-related costs. On May 28, 2014, the Secretariat of Labor issued Resolution No. 836/2014, which imposed mandatory salary increases on us and other electricity concessionaires. To us, it represented an increase of approximately 43% in salary-related costs by the end of December, 2014 when compared to December, 2013, which increase affected 100% of our personnel (including both employees and third-party contractors).

In response to such mandatory salary increase, we informed the ENRE that we were not in a financial position to pay such salary increases if no additional revenue was recognized, or additional funds provided, to us. As a result, the Secretariat of Energy (the “SE”) devised a mechanism for CAMMESA to provide the additional funds that we needed to pay increased salaries (and only for that purpose) in the form of an economic assistance that CAMMESA was obliged to grant to us. On July 10, 2015, the loan for consumption (mutuum) and assignment of secured receivables agreement (Contrato de Mutuo y Cesión de Créditos en Garantía) was executed and it granted us the right to receive the additional funds required to pay the mandatory salary increases. The loan repayment was subject to Edenor’s future cost adjustments according to the Adjustment Agreement signed in 2007, or subject to VAD adjustment or an equivalent alternative that targets the final repayment of such economic assistance.

2.      Extraordinary Investment Plan.

During December 2013, an increase in the demand for electricity caused by severe weather conditions resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina. As a result of the disruption in the supply of electricity, significant fines were imposed on us and the Argentine government even warned us about the possibility of an intervention/expropriation. In connection with such disruptions, the Argentine government requested that we increase our capital expenditures plan for 2014.

Pursuant to such request, we submitted a 2014 investment plan to the Argentine government informing that the funds deposited in the FOCEDE were not enough to fund the 2014 investment plan. As a result, we requested additional assistance for a portion of the 2014 investment plan, which was called the “Extraordinary Investment Plan”.

On September 29, 2014, the SE issued Resolution No. 65/2014, which mandated that CAMMESA yet again provide us with funds necessary to pay for investments under the “Extraordinary Investment Plan”. Such assistance was also structured as a loan for consumption (mutuum) and assignment of secured receivables agreement (Contrato de Mutuo y Cesión de Créditos en Garantía), although in this case funds were never disbursed to us but deposited directly into, and managed by, the FOCEDE.

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As can be inferred from the explanation above, the economic assistance programs established under the loans for consumption (mutuum) and assignment of secured receivables agreements (the “Loans”) were not standard arrangements to which we would have entered into in the ordinary course of business.

In fact, the Loans were funding schemes devised by the Argentine government to assist us for specific shortages of funds in lieu of granting immediate tariff increases or direct subsidies to reflect actual increases in costs.

In 2015, through the issuance of Resolution No. 32/15, which partially addressed the need for relief to our economic and financial situation by granting us a temporary increase in income as from February 1, 2015, the SE provided a mechanism for the cancellation of the Loan granted to pay for increased salaries, which, according to its terms and conditions (see below), never had a maturity date. The mention income was accounted for, as a subsidy.

We expect that the terms and conditions for repayment of the outstanding amounts under the Loan granted to pay for investments under the “Extraordinary Investment Plan” will be laid out as part of the ongoing integral tariff review process (“RTI”), which completion is expected by December 31, 2016. In any event, the outstanding Loan does not have a maturity date (see below).

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Main Terms of the Loans: the following summary of certain terms and conditions which are common to the Loans suggest that these are not standard financial arrangements to which we would enter into in the ordinary course of business, but rather financial assistance programs devised by the government to assist us to overcome our deficits, which came about in a very specific context.

Repayment method: the Loans never had a maturity date. The repayment of any amounts disbursed under the outstanding Loan (which debt under such Loan amounted to Ps. 208.8 million as of December 31, 2014 and Ps. 1,099.8 million as of December 31, 2015) is not due until the SE so indicates. Furthermore, under the terms of the Loans (for the Extraordinary Investment Plan), repayment is expressly conditioned to Edenor recovering sustainable financial and economic conditions. Both loans have had similar terms, but in the case of the loan for consumption (mutuum) and assignment of secured receivables agreement with respect to the mandatory salary increases (which debt under such Loan amounted to Ps. 298 million as of December 31, 2014), the loan repayment was subject to Edenor’s future cost adjustments according to the Adjustment Agreement signed in 2007, or subject to VAD adjustment or an equivalent alternative that targets the final repayment of such economic assistance.

Interest Rate: the applicable interest rate under the Loans is equivalent to the average yield obtained by CAMMESA from the financial placement of its funds. As a result, the applicable interest rate is contingent upon the investment decisions taken by CAMMESA with respect to the funds deposited in the FOCEDE.

Disbursements: disbursed funds under the only outstanding Loan are made by CAMMESA to the FOCEDE (such funds are disbursed “for the account and on behalf of Edenor”). This means that we did not directly receive any funds under such Loan and that its proceeds were applied by the FOCEDE directly to investments in capital expenditures, ultimately following the government’s instructions, not Edenor’s.